Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 28 APRIL 2004	11.	Date company informed 4 MAY 2004 BY WAY OF A LETTER DATED 29 APRIL 2004

12.	Total holding following this notification NOT DISCLOSED	13.	Total percentage holding of issued class following this notification BELOW 3%

14.	Any additional information	15.	Name of contact and telephone number for queries GILL ROBERTS 020 7569 4032

16.	Name of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 4 MAY 2004